1933 Act File No.: 333-292872

1940 Act File No.: 811-21056

CIK No.: 2098039

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 1

to

REGISTRATION STATEMENT

ON

Form S-6

For Registration under the Securities Act

of 1933 of Securities of Unit Investment

Trusts Registered on Form N-8B-2

A.	Exact name of trust:	Advisors Disciplined Trust 2322

B.	Name of depositor:	Advisors Asset Management, Inc.

C.	Complete address of depositor’s principal executive offices:

18925 Base Camp Road

Monument, Colorado 80132

D.	Name and complete address of agent for service:

With a copy to:
Clifford Corso	Scott R. Anderson
Advisors Asset Management, Inc.	Chapman and Cutler LLP
18925 Base Camp Road	320 South Canal Street, 27th Floor
Monument, Colorado 80132	Chicago, Illinois 60606

E.	Title of securities being registered: Units of undivided beneficial interest

F.	Approximate date of proposed public offering:

As Soon As Practicable After The Effective Date Of The Registration Statement

☒	Check box if it is proposed that this filing will become effective on March 25, 2026 at 10:00 a.m. pursuant to Rule 487.

AAM MLT, Nasdaq-100® Buffered 15 Portfolio
Series 2026-2

(Advisors Disciplined Trust 2322)

A portfolio of exchange listed options seeking to provide returns based on the price performance of shares of the Invesco QQQ TrustSM, Series 1 up to a maximum total return of 20.60% (before applicable sales fees and organization costs), 17.92% (after sales fees and organization costs for units purchased through a traditional brokerage account) and 19.55% (after sales fees and organization costs for units purchased through a “wrap fee” account), while also providing downside “buffered” protection of up to the first 15% of the decline in the price of shares of the Invesco QQQ TrustSM (before applicable sales fees and organization costs). Returns after application of the buffered protection will be reduced by -2.22% for units purchased through a traditional brokerage account and -0.87% for units purchased through a “wrap fee” account.

Prospectus

March 25, 2026

As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

The trust seeks to achieve specified outcomes but there is no guarantee that the outcomes will be achieved. You may lose some or all of your money by investing in the trust. The outcomes described in this prospectus are specifically designed to apply only if you purchase units on the trust’s inception date and continue to hold them until the trust’s mandatory termination date. If you sell or redeem your units before the trust’s mandatory termination date, you may receive a very different return based on valuation of the options and the trust’s units than what the trust seeks to provide.

2	Investment Summary

Investment Summary

Market Linked Trusts

This trust is a “Market Linked Trust”. AAM’s* Market Linked Trusts are unit investment trusts designed to provide an amount per unit linked to a market reference. Market Linked Trusts are designed for investors who intend to purchase units at the trust’s inception and hold until the trust’s mandatory termination date.

Investment Objective

The trust seeks to provide returns that participate in the price return of the Invesco QQQ TrustSM, Series 1 (the “Market Reference”) up to a predetermined upside cap of 20.60% (before applicable sales fees and organization costs) while providing a buffer against the first 15% of Market Reference losses (before applicable sales fees and organization costs) during the period from March 25, 2026 to June 22, 2027.

Principal Investment Strategy

The trust seeks to achieve its objective by investing in a portfolio consisting of purchased and written FLexible EXchange® Options (the “Options”) and cash to pay for the annual operating expenses, creation and development fee and organization costs of the trust. Because a portion of your investment is held in cash to pay for these expenses, and the cap and buffer amounts are determined independent of the cash component, such expenses will not further reduce the cap and buffer amounts disclosed in this prospectus.

The Options are listed on the Chicago Board Options Exchange (the “CBOE”) and are guaranteed by the Options Clearing Corporation (the “OCC”). The Options reference the share price of the Market Reference (the “Market Reference Level”), which was $583.98 (the “Initial Market Reference Level”) at the time the Options were executed. The Options entitle or obligate the holder to purchase or sell shares of the Market Reference at each Option’s strike price on June 22, 2027 (the “Option Expiration Date”). The Options are European style options, which means that they are exercisable at the strike price only on the Option Expiration Date. The Options are intended to be liquidated on or prior to the Option Expiration Date, rather than be exercised, in order to avoid having the trust receive shares of the Market Reference or be obligated to deliver shares of the Market Reference.

The Options are intended to generate returns based on the price performance of the Market Reference. The trust’s performance will not reflect the payment of dividends by the Market Reference. The Market Reference is an exchange-traded fund that seeks to track performance of the Nasdaq-100 Index® (the “Underlying Index”). See details about the Market Reference and Underlying Index under “Understanding Your Investment — Additional Information about the Principal Investment Strategy — The Market Reference and the Underlying Index”.

The trust is designed for unitholders who intend to purchase units on the trust’s inception date and hold them until the trust’s mandatory termination date, and seeks a percentage total return per unit that matches the percentage returns of the price of the Market Reference up to a maximum total return of 20.60% (before applicable sales fees and organization costs), 17.92% (after sales fees and organization costs for units purchased through a traditional brokerage account) and 19.55% (after sales fees and organization costs for units purchased through a “wrap fee” account) (the “Capped Return”), while also providing downside “buffered” protection of up to the first 15% of the decline in the price of the Market Reference (before applicable sales fees and organization costs) (“Buffered Protection”). Returns after application of the Buffered Protection will be reduced by -2.22% for units purchased through a traditional brokerage account and -0.87% for units purchased through a “wrap fee” account. See “Investment Summary — Fees and

*“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

Investment Summary	3

Expenses” in this prospectus for information regarding these fees and expenses.

The Capped Return and the Buffered Protection are based on the life of the trust and not an annualized rate of return. The percentage increase or decrease of the Market Reference described above is the percentage increase or decrease in the price of the Market Reference from when the Option strike prices are set to the close of the market on the Option Expiration Date. The trust’s ability to achieve its investment objective is dependent on unitholders purchasing units at a price equal to their initial net asset value ($10 per unit) and holding them until the trust’s mandatory termination date. The price at which you will be able to purchase units will be based on their valuation at 2:30 p.m. Eastern time on the trust’s inception date (the “Initial Evaluation Time”), which will be higher than $10 per unit (the trust’s net asset value per unit on the trust’s inception date) because of the trust’s sales fees and organization costs, which will impact your potential returns. The trust seeks to achieve specified outcomes but there is no guarantee that the outcomes will be achieved. You may lose some or all of your money by investing in the trust. The outcomes described in this prospectus are specifically designed to apply only if you purchase units on the trust’s inception date and continue to hold them until the trust’s mandatory termination date. If you sell or redeem your units before the trust’s mandatory termination date, you may receive a very different return based on valuation of the Options and the trust’s units than what the trust seeks to provide. The sale or redemption price that a unitholder will receive for units sold or redeemed prior to the trust’s mandatory termination date will be equal to the net asset value per unit. The calculation of the net asset value per unit is generally determined using the bid and ask prices of Options as described in greater detail under “Value of the Securities”. Accordingly, unitholders who redeem or sell units prior to the trust’s mandatory termination date will receive a return a sale or redemption based on the net asset value calculation rather than based on the exercise of each Option on the Option Expiration Date.

The trust may not be able to achieve the hypothetical returns set forth in this prospectus. The trust’s performance may be impacted by a variety of factors, including, but not limited to, redemption activity, a dilution of your investment, unusual economic events, market movements, changes in the proportional relationship of the Options, changes in the fractional per unit ownership of the Options and changes in the liquidity of the Options. The trust’s portfolio is not managed. In the unlikely event that the Options cannot maintain their proper ratios, there may be a significant impact to the trust’s ability to meet its investment objective or follow its principal investment strategy.

The trust seeks to provide returns based on the price performance of the Market Reference for units purchased on the trust’s inception date at their initial net asset value of $10 per unit and held until the trust’s mandatory termination date as follows:

•The price of the Market Reference increases above 20.59%. If, at the Option Expiration Date, the price of the Market Reference increased by greater than or equal to 20.59% compared to the price of the Market Reference at the trust’s inception, the trust seeks to provide unitholders with a maximum total return of 20.60% (before applicable sales fees and organization costs), 17.92% (after sales fees and organization costs for units purchased through a traditional brokerage account) and 19.55% (after sales fees and organization costs for units purchased through a “wrap fee” account). If the price of the Market Reference increases above the Capped Return, unitholders will not participate in those gains of the Market Reference beyond the Capped Return.

•The price of the Market Reference increases between 0% and 20.59%. If, at the Option Expiration Date, the price of the Market Reference increased between 0% and 20.59% compared to the price of the Market Reference at the trust’s inception, the trust seeks to provide unitholders with a total return that increases by

4	Investment Summary

the approximate percentage increase of the price of the Market Reference, up to a maximum return of 20.60% (before applicable sales fees and organization costs), 17.92% (after sales fees and organization costs for units purchased through a traditional brokerage account) and 19.55% (after sales fees and organization costs for units purchased through a “wrap fee” account).

•The price of the Market Reference decreases between 0% and 15%. If, at the Option Expiration Date, the price of the Market Reference decreased between 0% and 15% compared to the price of the Market Reference at the trust’s inception, the trust seeks to provide unitholders with a “buffered” total return of approximately 0.01% (before applicable sales fees and organization costs), -2.22% (after sales fees and organization costs for units purchased through a traditional brokerage account) and -0.87% (after sales fees and organization costs for units purchased through a “wrap fee” account) (the “Buffer Amount”).

•The price of the Market Reference decreases by greater than 15%. If, at the Option Expiration Date, the price of the Market Reference decreased by greater than 15% compared to the price of the Market Reference at the trust’s inception, the trust seeks to provide unitholders with a loss that is approximately 15% less (before applicable sales fees and organization costs) than the loss of the Market Reference, with a maximum loss of approximately -85.33% (after sales fees and organization costs for units purchased through a traditional brokerage account) and -85.13% (after sales fees and organization costs for units purchased through a “wrap fee” account) (the “Maximum Loss”). If the price of the Market Reference decreases by greater than 15%, unitholders will only be protected against the first 15% of Market Reference losses.

Under normal market conditions, the trust will invest at least 80% of its net assets in Options that reference the share price of the Invesco QQQ TrustSM, Series 1.

See “Understanding Your Investment—Additional Information About the Principal Investment Strategy” for more information about the Options and principal investment strategy of the trust.

Investment Summary	5

Hypothetical Return Chart

The following chart illustrates the hypothetical returns that the trust seeks to provide in certain illustrative scenarios. This chart does not take into account payment by unitholders of applicable sales fees and organization costs, as such gains will be decreased by the sales fees and organization costs and losses will be increased by the sales fees and organization costs. Please note that the chart assumes a capped return of approximately 20.60% (before applicable sales fees and organization costs) and a buffer against the first 15% of Market Reference losses (before applicable sales fees and organization costs).

6	Investment Summary

Fees And Expenses

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10.0880 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Transactional sales fee	1.36%	$13.92
Creation & development fee	0.49	5.00
Maximum sales fee	1.85%	$18.92
Organization Costs	0.37%	$3.80

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.15%	$1.50
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.25%	$2.50

The transactional sales fee is paid at the time of a unit purchase and is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the total creation and development fee. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be one day). If you purchase units after the creation and development fee is paid, the secondary market transactional sales fee is equal to 1.85% of the public offering price per unit and you will not pay a creation and development fee.

Example

This example helps you compare the cost of this trust with other unit investment trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$247
Approximate life of trust	$253

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.

Who Should Invest

You should consider this investment if you:

•want to own securities representing interests in written and purchased option contracts in a single investment.

•seek the potential for buffered returns subject to a capped amount at termination based on the price performance of the Market Reference.

•are comfortable foregoing the potential for gains greater than 20.60% (before applicable sales charges and organization costs), 17.92% (after sales fees and organization costs for units purchased through a traditional brokerage account) and 19.55% (after sales fees and organization costs for units purchased through a “wrap fee” account).

You should not consider this investment if you:

•are uncomfortable with the risks of an unmanaged investment in written and purchased option contracts.

•are uncomfortable with exposure to the price performance of the Market Reference.

•are uncomfortable with the possibility of losing up to -85.33% (after sales fees and organization costs for units purchased through a traditional brokerage account) and -85.13% (after sales fees and organization costs for units purchased through a “wrap fee” account).

•are seeking unlimited capital appreciation potential and do not want potential returns capped.

•are seeking current income and/or periodic distributions.

Essential Information
Public Offering Price per Unit at Inception*	$10.2272
Fee Account Public Offering Price per Unit at Inception*	$10.0880
Initial Net Asset Value per Unit at Inception*†	$10.0000
Inception date	March 25, 2026
Mandatory Termination Date	June 22, 2027
Distribution dates	25th day of December
Record dates	10th day of December
CUSIP Numbers
Standard Accounts	00783W482
Fee Based Accounts	00783W490
Ticker Symbol	BNQABX
Minimum investment	$1,000/100 units
Tax Structure	Regulated Investment Company

*As of March 24, 2026 and may vary thereafter.

†Investors will not purchase units at the net asset value per unit.

Investment Summary	7

and securities in the Underlying Index held by the Market Reference. The Options represent indirect positions in the Market Reference and are subject to risks associated with changes in value as the Market Reference Level rises or falls. The investment in the Options includes the risk that their value may be adversely affected by various factors affecting the Market Reference, the Underlying Index and the value of the securities in the Underlying Index held by the Market Reference. The Market Reference is an exchange-traded fund that seeks to track the performance of the Underlying Index which consists of stocks from one hundred (100) of the largest non-financial companies listed on the Nasdaq Global Select Market® or Nasdaq Global Market® by market capitalization. Stocks are subject to the risk that their prices will decline. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices. The Underlying Index tracks a subset of the U.S. stock market, which could cause the Underlying Index and Market Reference to perform differently from the overall stock market. In addition, the Underlying Index and Market Reference may, at times, become focused in stocks of a particular market sector, which would subject the Market Reference and the trust to proportionately higher exposure to the risks of that sector. Common stocks also have experienced significantly more volatile returns. The value of the Options is based on the value of the Market Reference Level as of the close of the market on the Option Expiration Date only, and will be substantially determined by market conditions as of such time.

•The trust seeks to provide returns related to the price performance of the Market Reference only, which does not include returns from dividends paid by the Market Reference. The Options reference the price of shares of the Market Reference only and not dividend payments paid by the Market Reference. Because the trust invests in Options that reference the Market Reference and does not

Principal Risks

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•The trust’s investment strategy is designed to achieve its investment objective over the life of the trust. The trust’s investment strategy has not been designed to achieve its objective if units are bought after the trust’s inception date or redeemed prior to the trust’s mandatory termination date. You may experience returns that are very different from the performance of the Market Reference or the returns that the trust seeks to provide if you purchase units after the trust’s inception or redeem prior to the trust’s mandatory termination date.

•Security prices will fluctuate. The value of your investment may fall over time. An investment in units represents an indirect investment in the Options. Amounts available to distribute to unitholders at termination will depend primarily on the performance of the Options and are not guaranteed. The units, upon termination of the trust and at any other point in time, may be worth less than the original investment. This can occur as a result of a variety of factors including changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, adverse events impacting a particular industry or sector and/or significant events impacting the entire securities market (including international unrest, the enactment of tariffs and other trade barriers, natural disasters, federal regulatory restrictions on U.S. corporate issuer investments in China and the spread of infectious disease or other public health crises). Any of these factors may adversely impact market conditions and the performance of the securities in the portfolio and the trust.

•The trust is subject to market risk related to the Market Reference, the Underlying Index

8	Investment Summary

•The written Options create an obligation for the trust. As a result, after the premium is received on the written Options, the written Options will reduce the value of your units.

•The values of the Options do not increase or decrease at the same rate as changes in the price of the Market Reference or the Underlying Index. The Options are all European style options, which means that they will be exercisable at the strike price only on the Option Expiration Date. Prior to their expiration on the Option Expiration Date, the value of the Options is determined based upon market quotations, the last asked or bid price in the over-the-counter market or using other recognized pricing methods. The value of the Options prior to their expiration on the Option Expiration Date may vary because of factors other than the price of the Market Reference. Factors that may influence the value of the Options include interest rate changes, implied volatility levels of the Market Reference, the Underlying Index and securities comprising the Underlying Index and implied dividend levels of the Market Reference, the Underlying Index and securities comprising the Underlying Index, among others. The value of the Market Reference may not increase or decrease at the same rate as the Underlying Index due to “tracking error” described below.

•Certain features of the Market Reference, which is an exchange-traded fund, will impact the value of the units. The value of the Market Reference is subject to factors such as the following:

oPassive Investment Risk. The Market Reference is not actively managed and attempts to track the performance of an unmanaged index of securities. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, the Market Reference will hold constituent securities of the Underlying Index regardless of the invest in the Market Reference or the constituents of the Underlying Index itself, the trust is not entitled to receive, and will not receive, any dividends.

•The trust return is subject to a capped upside. The intended return for units purchased on the trust’s inception date and held for the life of the trust is based on the Market Reference Level and the value of the Options on the Option Expiration Date and is subject to a capped 20.60% (before applicable sales fees and organization costs), 17.92% (after sales fees and organization costs for units purchased through a traditional brokerage account) and 19.55% (after sales fees and organization costs for units purchased through a “wrap fee” account). If the Market Reference experiences gains during the life of the trust, the trust will not participate in those gains beyond the cap. If an investor does not hold its units for the entire life of the trust, the returns realized by that investor may not match those that the trust seeks to achieve and may receive a return that is less than the Capped Return (potentially much less).

•You may lose all or a portion of your investment. The trust does not provide principal protection and you may not receive a return of the capital you invest.

•You may experience a significant or total loss on your investment if the price of the Market Reference decreases by greater than 15% from the Initial Market Reference Level. You may realize a return (including a loss) that is higher or lower than the intended returns as a result of redeeming units prior to the trust’s mandatory termination date and in various circumstances including where Options are liquidated by the trust prior to their expiration, if the trust is unable to maintain the proportional relationship of the Options based on the number of Option contracts in the trust’s portfolio, or increases in potential tax-related and other expenses of the trust above estimated levels.

Investment Summary	9

impact the price. A less liquid trading market may adversely impact the value of the Options and your units and result in the trust being unable to achieve its investment objective.

•The trust might not achieve its objective in certain circumstances. Certain circumstances under which the trust might not achieve its objective include if the trust disposes of Options early, if the trust is unable to maintain the proportional relationship among the Options in the trust’s portfolio, if there are changes in the fractional per unit ownership of the Options or due to adverse tax law or other changes affecting treatment of the Options.

•The cash deposited may be insufficient to meet the expenses of the trust. If the cash balances in the trust’s accounts are insufficient to provide for expenses and other amounts payable by the trust, the trust may sell trust property to pay such amounts. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective. There is no assurance that your investment will maintain its size or composition.

•The trustee has the power to terminate your trust early in limited cases as described under “Understanding Your Investment—How Your Trust Works—Termination of Your Trust” including if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. If the trust terminates early, the trust may suffer losses and be unable to achieve its investment objective. This could result in a reduction in the value of units and result in a significant loss to investors.

•An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

•We do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy interests in the same securities even if their market value declines.

current or projected performance on a specific security or particular industry or market sector. Maintaining investments in the securities regardless of market conditions of the performance of individual securities could cause the Market Reference’s returns to be lower than if it employed an active strategy.

oIndex Tracking Risk. While the Market Reference is intended to track the performance of the Underlying Index, the Market Reference’s returns may not match or achieve a high degree of correlation with the return of the Underlying Index due to expenses and transaction costs. In addition, it is possible that the Market Reference may not always fully replicate the performance of the Underlying Index.

•The trust may experience substantial downside from the Options and option contract positions may expire worthless.

•Credit risk is the risk that an issuer, guarantor or counterparty of a security in the trust is unable or unwilling to meet its obligation on the security. The OCC acts as guarantor and central counter-party with respect to the Options. As a result, the ability of the trust to meet its objective depends on the OCC being able to meet its obligations.

•Liquidity risk is the risk that the value of a security will fall in value if trading in the security is limited or absent. The Options are listed on the CBOE; however, no one can guarantee that a liquid secondary trading market will exist for the Options. Trading in the Options may be less deep and liquid than certain other securities. The Options may be less liquid than certain non-customized options. Further, in such markets, liquidating the Options may require the payment of a premium (for written Options) or acceptance of a discounted price (for purchased Options) and may take longer to complete. Further, in such markets, the liquidation of a large number of options may more significantly

10	Investment Summary

AAM MLT, Nasdaq-100® Buffered 15 Portfolio, Series 2026-2

(Advisors Disciplined Trust 2322)
Portfolio — As of the Initial Date of Deposit, March 25, 2026

Description of Options	Strike Price	Number of Option Contracts (4)	Market Value Per Option (2)	Percentage of Aggregate Offering Price	Cost of Securities to Trust (2)
Options — 99.68%
Purchased Options — 108.59%
Purchased Call Options on the Invesco QQQ TrustSM, Series 1, expiring June 22, 2027 (1)(3)(4)	$0.01	3	$58,400	100.01%	$175,200
Purchased Put Options on the Invesco QQQ TrustSM, Series 1, expiring June 22, 2027 (1)(3)(4)	583.98	3	5,011	8.58	15,033
Total Purchased Options				108.59%	$190,233

Written Options — -8.91%
Written Call Options on the Invesco QQQ TrustSM, Series 1, expiring June 22, 2027 (1)(3)(4)	704.22	3	-2,400	-4.11	-7,200
Written Put Options on the Invesco QQQ TrustSM, Series 1, expiring June 22, 2027 (1)(3)(4)	496.38	3	-2,800	-4.80	-8,400
Total Written Options				-8.91%	-$15,600
Net Other Asset and Liabilities — 0.32%				0.32%	$547
TOTAL				100.00%	$175,180
See “Notes to Portfolio”

Investment Summary	11

Notes to Portfolio

(1)Securities are represented by contracts to purchase such securities.

(2)Advisors Asset Management, Inc., the evaluator of the trust, determined the initial prices of the securities shown in this prospectus at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. The value of Options is based on the last quoted sale price for the Options (bid-side for the purchased Options and ask-side for the written Options). Accounting Standards Codification 820, “Fair Value Measurement” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

Level 2:  Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect a trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $175,180 and $0, respectively. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities. Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above. The following table summarizes the trust’s investments as of March 25, 2026, based on inputs used to value them:

	Level 1	Level 2	Level 3
Purchased Options	$-	$190,233	$-
Written Options	-	-15,600	-
Total	$-	$174,633	$-

(3)This is a non-income producing security.

(4)Each Option contract entitles the holder thereof (i.e. the purchaser) to purchase (for the call options) or sell (for the put options) 100 shares of the Market Reference on the Option Expiration Date at the Option’s strike price multiplied by 100.

12	Understanding Your Investment

charge ongoing fees to writers or purchasers of the Options during their life for continuing to hold the option contracts.

The OCC guarantees performance by each of the counterparties to FLEX Options, becoming the “buyer for every seller and the seller for every buyer,” protecting clearing members and options traders from counterparty risk. Subject to determination by the Securities Committee of the OCC, adjustments may be made to the Options for certain events (collectively “Corporate Actions”) specified in the OCC’s by-laws and rules: certain stock dividends or distributions, stock splits, reverse stock splits, rights offerings, distributions, reorganizations, recapitalizations, or reclassifications with respect to an underlying security, or a merger, consolidation, dissolution or liquidation of the issuer of the underlying security. According to the OCC’s by-laws, the nature and extent of any such adjustment is to be determined by the OCC’s Securities Committee, in light of the circumstances known to it at the time such determination is made, based on its judgment as to what is appropriate for the protection of investors and the public interest, taking into account such factors as fairness to holders and writers (or purchasers and sellers) of the affected options, the maintenance of a fair and orderly market in the affected options, consistency of interpretation and practice, efficiency of exercise settlement procedures, and the coordination with other clearing agencies of the clearance and settlement of transactions in the underlying interest.

The information set forth above relating to the Options and the OCC has been obtained from the OCC. The description and terms of the Options to be entered into with the OCC are set forth in the by-laws and rules of the OCC, available at www.optionsclearing.com. Please see www.optionsclearing.com for more information relating thereto, which websites are not considered part of this prospectus nor are they incorporated by reference herein.

UNDERSTANDING YOUR INVESTMENT

Additional Information About The
Principal Investment Strategy

The Options. The trust’s initial portfolio includes four types of Options including both written (sold) and purchased put and call options (as further described below). An option contract gives the purchaser of the option, in exchange for the premium paid, the right to purchase (for a call option) or sell (for a put option) the underlying asset at a specified price (the “strike price”) on a specified date (the “expiration date”). The Options are all European style options, which means that they will be exercisable at the strike price only on the Option Expiration Date. The Options are all FLexible EXchange® Options. FLEX Options are customized option contracts available through national securities exchanges that are guaranteed for settlement by the OCC, a market clearinghouse. The Options are listed on the CBOE. FLEX Options provide investors with the ability to customize assets and indices referenced by the options, exercise prices, exercise styles (i.e., American-style exercisable any time prior to the expiration date or European-style exercisable only on the option expiration date) and expiration dates, while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of over-the-counter option positions.

Each Option contract entitles the holder thereof (i.e., the purchaser of the Option) the option to purchase (for the call options) or sell (for the put options) 100 shares of the Market Reference as of the close of the market on the Option Expiration Date for the strike price multiplied by 100. The trust is designed so that any amount owed by the trust on the written Options will be covered by payouts at expiration from the purchased Options. The trust receives premiums in exchange for the written Options and pays premiums in exchange for the purchased Options. The OCC and securities exchange that the Options are listed on do not

Understanding Your Investment	13

Stock Exchange on the Option Expiration Date, the ATM Purchased Put Options will expire without net proceeds being payable to the trust (i.e., the ATM Purchased Put Options will expire worthless). If the Market Reference Level is less than the strike price at the close of the New York Stock Exchange on the Option Expiration Date, then the ATM Purchased Put Options are intended to collectively provide for per unit dollar amount proceeds of $10.0000 multiplied by (100.000% minus (the Market Reference Level at the close of the New York Stock Exchange on the Option Expiration Date divided by the Initial Market Reference Level)) to be made to the trust on the Option Expiration Date.

Out-Of-The-Money Written Put Options (“OTM Written Put Options”). The OTM Written Put Options are put options written by the trust. If the Market Reference Level is greater than or equal to the strike price at the close of the New York Stock Exchange on the Option Expiration Date, the OTM Written Put Options will expire without net proceeds being payable by the trust (i.e., the OTM Written Put Options will expire worthless). If the Market Reference Level is less than the strike price at the close of the New York Stock Exchange on the Option Expiration Date, then the OTM Written Put Options are intended to collectively provide for the trust to deliver proceeds with a per unit dollar amount of $10.0000 multiplied by (85.00% minus (the Market Reference Level at the close of the New York Stock Exchange on the Option Expiration Date divided by the Initial Market Reference Level)) on the Option Expiration Date.

The Market Reference and the Underlying Index. The summary information below regarding the Market Reference and the Underlying Index comes from the Market Reference’s filings with the U.S. Securities and Exchange Commission (“SEC”). You are urged to refer to the SEC filings made by the issuer and to other publicly available information (e.g. the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information

In-The-Money Purchased Call Options (“ITM Purchased Call Options”). The ITM Purchased Call Options are call options purchased by the trust. If the Market Reference Level is less than or equal to the strike price at the close of the New York Stock Exchange on the Option Expiration Date, the ITM Purchased Call Options will expire without net proceeds being payable to the trust (i.e. the ITM Purchased Call Options will expire worthless). If the Market Reference Level is greater than the strike price at the close of the New York Stock Exchange on the Option Expiration Date, then the ITM Purchased Call Options are intended to collectively provide for per unit dollar amount proceeds of $10.0000 multiplied by ((the Market Reference Level at the close of the New York Stock Exchange on the Option Expiration Date divided by the Initial Market Reference Level) minus 0.0017%) to the trust on the Option Expiration Date.

Out-Of-The-Money Written Call Options (“OTM Written Call Options”). The OTM Written Call Options are call options written by the trust. If the Market Reference Level is less than or equal to the strike price at the close of the New York Stock Exchange on the Option Expiration Date, the OTM Written Call Options will expire without net proceeds being payable by the trust (i.e., the OTM Written Call Options will expire worthless). If the Market Reference Level is greater than the strike price at the close of the New York Stock Exchange on the Option Expiration Date, then the OTM Written Call Options are intended to collectively provide for the trust to deliver proceeds with a per unit dollar amount of $10.0000 multiplied by ((the Market Reference Level at the close of the New York Stock Exchange on the Option Expiration Date divided by the Initial Market Reference Level) minus 120.59%) on the Option Expiration Date.

At-The-Money Purchased Put Options (“ATM Purchased Put Options”). The ATM Purchased Put Options are put options purchased by the trust. If the Market Reference Level is greater than or equal to the strike price at the close of the New York

14	Understanding Your Investment

“[QQQ] seeks to generally track the performance of the Underlying Index as closely as possible (i.e., it seeks to obtain a high degree of correlation with the Underlying Index and to minimize “tracking error” between the two). Tracking error means the variation between [QQQ’s] annual return and the return of the Underlying Index. Because the Underlying Index is a financial calculation based on a grouping of financial instruments, while [QQQ] is an actual investment portfolio, [QQQ] may experience tracking error for a number of reasons when tracking the performance of the Underlying Index. For example, [QQQ] incurs operating expenses and transaction costs not applicable to the Underlying Index.”

“The Underlying Index includes securities of 100 of the largest domestic and international non-financial companies listed on The Nasdaq Stock Market® LLC based on market capitalization…The Underlying Index reflects companies across major industry groups, including computer hardware and software, telecommunications, retail/wholesale trade, and biotechnology. It excludes financial companies, including investment companies.”

“The Underlying Index is calculated using a “modified market capitalization-weighted” methodology, which is a hybrid between equal weighting and conventional capitalization weighting.”

“Effective after market close on December 19, 2025, [QQQ] was reclassified as an open-end management investment company (the “Reclassification”). Prior to the Reclassification, [QQQ] operated as a unit investment trust (“UIT”). [QQQ] had the same investment objective and substantially similar investment policies, but differing expenses, when operating as a UIT. The returns prior to the Reclassification reflect [QQQ’s] operation as a UIT.”

The trust is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the “Corpora-

contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer or exchange-traded fund. We have not undertaken any independent review or due diligence of the SEC filings of the issuer of the Market Reference or of any other publicly available information regarding such issuer.

The Market Reference is an exchange-traded fund that trades on The Nasdaq Stock Market LLC under the ticker symbol “QQQ”. We have derived all information regarding the Market Reference contained in this prospectus from the prospectus for the Market Reference, dated December 22, 2025. Such information reflects the policies of, and is subject to change by the Market Reference’s investment adviser, Invesco Capital Management LLC. Such information is subject to change and we have not independently verified its accuracy. Information concerning the Market Reference provided to or filed with the SEC can be located by reference to SEC file numbers 811-08947 and 333-61001. Information from outside sources is not incorporated by reference in, and should not be considered part of, this prospectus. Information taken directly from the Market Reference’s SEC filing of its 2025 prospectus is included in quotation marks (defined terms have been modified).

The investment objective of QQQ is to seek “to track the investment results, before fees and expenses, of the Nasdaq-100 Index® (the “Underlying Index”).”

“[QQQ] operates as an index fund and is not actively managed, meaning that it does not seek to outperform the Underlying Index. [QQQ] employs a “full replication” methodology in seeking to track the Underlying Index, meaning that [QQQ] invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index.”

Understanding Your Investment	15

OR USE WITH RESPECT TO THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The trust is not sponsored, endorsed, sold or promoted by Invesco QQQ Sharesm, QQQ®, Invesco QQQ SharesSM, or Invesco QQQ TrustSM. Invesco QQQ Sharesm, QQQ®, Invesco QQQ Sharessm, and Invesco QQQ TrustSM have not passed on the legality or suitability of, or the accuracy or adequacy of, descriptions and disclosures relating to the trust or the Options. Invesco QQQ Trustsm and Invesco Capital Management LLC make no representations or warranties, express or implied, regarding the advisability of investing in the trust or the Options or results to be obtained by the trust or the Options, unitholders or any other person or entity from use of the Market Reference. Invesco QQQ Trustsm and Invesco Capital Management LLC have no liability in connection with the management, administration, marketing or trading of the trust or the Options.

Shares of the Market Reference may be invested indirectly without paying the fees and expenses associated with the trust. There are a variety other investments available that track or reference the Underlying Index.

Hypothetical Examples

The following table and examples illustrate the payments on the Options and how the trust’s investment strategy is intended to work.

The table and examples are a hypothetical illustration of the mathematical principles underlying the Options and the trust’s investment strategy. The table and examples are not intended to predict or project the performance of the Options or the tions”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the trusts. The Corporations make no representation or warranty, express or implied to the owners of the trusts or any member of the public regarding the advisability of investing in securities generally or in the trusts particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. The Corporations’ only relationship to Advisors Asset Management, Inc. in the licensing of the Nasdaq® and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Advisors Asset Management, Inc. or the trust. Nasdaq has no obligation to take the needs of Advisors Asset Management, Inc. or the owners of the trust into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the trust to be issued or in the determination or calculation of the equation by which the trust is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the trust.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ADVISORS ASSET MANAGEMENT, INC., OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE

16	Understanding Your Investment

units of the trust. Certain examples may not add to the totals shown due to rounding.

The following table illustrates the payments on the Options and examples of hypothetical trust returns (including a loss) for units held from the trust inception date to the scheduled mandatory termination date of the trust. The amounts shown for the “Hypothetical Total Amount for Trust” reflect proceeds from the Options. The “Hypothetical Returns” based on the amount shown as Initial Net Asset Value per Unit at Inception under “Essential Information” (“Initial NAV”) represents the intended percentage return on the portfolio of Options over the life of the trust gross of any sales fees or organization costs. It is calculated by taking the amount shown under “Hypothetical Total Amount for Trust” divided by the Initial NAV of $10.0000. It is for illustrative purposes only and does not represent the price any unitholder will pay for units or the returns any unitholders will receive. The “Hypothetical Returns” based on the amount shown as Public Offering Price per Unit at Inception under “Essential Information” (“Initial Unit Price”) represents the percentage return an investor would receive if they bought units at the Initial Unit Price and received the amount shown under “Hypothetical Total Amount for Trust” on such units. The “Hypothetical Returns” based on the amount shown as Fee Account Public Offering Price per Unit at Inception under “Essential Information” (“Fee Account Initial Unit Price”) represents the percentage return an investor would receive if they bought units at the Fee Account Initial Unit Price and received the amount shown under “Hypothetical Total Amount for Trust” on such units.

The amounts and examples are based on various hypothetical levels of the “Market Reference Level” on the Option Expiration Date. The “Percentage Change” is the Market Reference Level at the close of the market on the Option Expiration Date divided by the Initial Market Reference Level and is shown for illustrative purposes only based on these different Market Reference levels. These percentage changes trust. The actual distributions that you receive will vary from these illustrations with changes in expenses and early liquidation of Options. For an explanation of the Option computations and the trust’s intended returns on a per unit basis, please refer to the discussion under “Investment Summary—Principal Investment Strategy” and “Understanding Your Investment—Additional Information about the Principal Investment Strategy—The Options”. The examples assume that units are not sold back to us or redeemed early. All figures in the table and examples below assume that the Options are held until the applicable Option expiration date and units of the trust are held until the trust’s mandatory termination date. Unitholders will not purchase units at the Initial Unit Price or Fee Account Initial Unit Price but at the unit price computed as of the Initial Evaluation Time on the trust’s inception date and as of the close of the New York Stock Exchange on any date of purchase thereafter. No investors will purchase at the Initial Net Asset Value per unit as shown under “Essential Information”. Those returns are for illustrative purposes only and are intended to reflect the intended return on the portfolio without application of sales fees or organization costs. Amounts assume all proceeds on the Options are received when due and that there are no defaults. Unitholders will pay a sales fee in connection with the purchase of units which is shown under “Essential Information” but such amounts are not deducted from the amounts shown in the table or examples so are not reflected in the tables or examples as separate amounts. Unitholders will pay organization costs of the trust which are shown under “Essential Information” but those amounts are paid by cash deposited at inception so are not reflected in the table or examples as separate amounts. Unitholders will bear the trust’s annual operating expenses shown under “Essential Information” but those amounts are paid by cash deposited at inception so are not reflected in the table or examples as separate amounts. Unitholders should review the “Investment Summary—Fees and Expenses” section to understand all fees and expenses borne by unitholders in an investment in

Understanding Your Investment	17

should not take this information as an indication or assurance of the expected performance of the Market Reference, the Options or the return on the trust units. The actual overall performance of the trust will vary with fluctuations in the value of the Options during the trust’s life, changes in trust expenses and liquidations of Options during the trust’s life, among other things.

represent the percentage increase or decrease of the Market Reference levels from the Initial Market Reference Level to the Market Reference Level at the close of the New York Stock Exchange on the Option Expiration Date.

The amounts under “Hypothetical Total Amount for Trust” are the sums of amounts for each of the four Options representing the net amounts due or owed, per trust unit, at the Option Expiration date based on the corresponding “Market Reference Level”. Positive amounts represent an amount to be received by the trust on the Options. Negative amounts represent an amount to be paid by the trust on the Options. The Options are intended to be liquidated on the Option Expiration Date, rather than be exercised, in order to avoid having the trust receive shares of the Market Reference or be obligated to deliver shares of the Market Reference. As a result, the return actually realized on the Options upon liquidation could vary from the returns that would be realized if the Options were exercised based on the price of shares of the Market Reference as of the close of the market on the Option Expiration Date. For an explanation of the Options including relevant computations, please refer to the discussion under “Understanding Your Investment—Additional Information about the Principal Investment Strategy—The Options”.

All figures in the table assume that the Options are held to Option Expiration Date and units are held until the trust’s mandatory termination date. The actual amounts that you receive or actual losses that you experience may vary from these estimates with changes in expenses or a change in the proportional relationship of the Options based on the number of Option contracts. The table and examples below are provided for illustrative purposes only and are hypothetical. The table and examples do not purport to be representative of every possible scenario concerning the Market Reference. No one can predict the performance of the Market Reference. The assumptions made in connection with the table and examples may not reflect actual events. You

18	Understanding Your Investment

Hypothetical Examples

Hypothetical Market Reference Level		Hypothetical Returns
Percentage Change	Market Reference Level	Hypothetical Total Amount for Trust	Initial NAV ( $10.0000)	Initial Unit Price ($10.2272)	Fee Account Initial Unit Price ($10.0880)
100%	$1,167.96	$12.06	20.60%	17.92%	19.55%
90%	$1,109.56	$12.06	20.60%	17.92%	19.55%
80%	$1,051.16	$12.06	20.60%	17.92%	19.55%
70%	$992.77	$12.06	20.60%	17.92%	19.55%
60%	$934.37	$12.06	20.60%	17.92%	19.55%
50%	$875.97	$12.06	20.60%	17.92%	19.55%
40%	$817.57	$12.06	20.60%	17.92%	19.55%
30%	$759.17	$12.06	20.60%	17.92%	19.55%
20.59%	$704.22	$12.06	20.60%	17.92%	19.55%
20%	$700.78	$12.00	20.01%	17.34%	18.96%
15%	$671.58	$11.50	15.01%	12.45%	14.00%
10%	$642.38	$11.00	10.01%	7.56%	9.05%
5%	$613.18	$10.50	5.01%	2.67%	4.09%
0%	$583.98	$10.00	0.01%	-2.22%	-0.87%
-5%	$554.78	$10.00	0.01%	-2.22%	-0.87%
-10%	$525.58	$10.00	0.01%	-2.22%	-0.87%
-15%	$496.38	$10.00	0.01%	-2.22%	-0.87%
-20%	$467.18	$9.50	-5.00%	-7.10%	-5.82%
-30%	$408.79	$8.50	-15.00%	-16.88%	-15.74%
-40%	$350.39	$7.50	-25.00%	-26.66%	-25.65%
-50%	$291.99	$6.50	-35.00%	-36.44%	-35.56%
-60%	$233.59	$5.50	-45.00%	-46.22%	-45.48%
-70%	$175.19	$4.50	-55.00%	-56.00%	-55.39%
-80%	$116.80	$3.50	-65.00%	-65.78%	-65.30%
-90%	$58.40	$2.50	-75.00%	-75.55%	-75.22%
-100%	$0.00	$1.50	-85.00%	-85.33%	-85.13%

Understanding Your Investment	19

Example—The Market Reference Level at the close of the New York Stock Exchange on the Option Expiration Date is $583.98 (100% of the Initial Market Reference Level—no change).

Using this set of facts, the total hypothetical amount per unit over the trust’s life is approximately $10.00, consisting of the following intended amounts:

•the trust receiving a payment of $10.00 per unit on the ITM Purchased Call Options; and

•no payments being made on the OTM Written Call Options, the OTM Written Put Options or the ATM Purchased Put Options (i.e. expiring worthless).

Example—The Market Reference Level at the close of the New York Stock Exchange on the Option Expiration Date is $525.58 (90% of the Initial Market Reference Level—a decrease of 10%).

Using this set of facts, the total hypothetical amount per unit over the trust’s life is approximately $10.00, consisting of the following intended amounts:

•the trust receiving $9.00 per unit on the ITM Purchased Call Options;

•the trust receiving $1.00 per unit on the ATM Purchased Put Options; and

•no amounts being paid on the OTM Written Call Options or the OTM Written Put Options (i.e. expiring worthless).

The following examples illustrate how payments are designed to operate in different hypothetical scenarios.

Example—The Market Reference Level at the close of the New York Stock Exchange on the Option Expiration Date is $817.57 (140% of the Initial Market Reference Level—an increase of 40%).

Using this set of facts, the total hypothetical amount per unit over the trust’s life is approximately $12.06, consisting of the following intended amounts:

•the trust receiving $14.00 per unit on the ITM Purchased Call Options;

•the trust paying $1.94 per unit on the OTM Written Call Options; and

•no amounts being paid on the OTM Written Put Options or ATM Purchased Put Options (i.e. expiring worthless).

Example—The Market Reference Level at the close of the New York Stock Exchange on the Option Expiration Date is $642.38 (110% of the Initial Market Reference Level—an increase of 10%).

Using this set of facts, the total hypothetical amount per unit over the trust’s life is approximately $11.00, consisting of the following intended amounts:

•the trust receiving $11.00 per unit on the ITM Purchased Call Options; and

•no amounts being paid on the OTM Written Call Options, OTM Written Put Options or ATM Purchased Put Options (i.e. expiring worthless).

20	Understanding Your Investment

Example—The Market Reference Level at the close of the New York Stock Exchange on the Option Expiration Date is $175.19 (30% of the Initial Market Reference Level—a decrease of 70%).

Using this set of facts, the total hypothetical amount per unit over the trust’s life is approximately $4.50, consisting of the following intended amounts:

•the trust receiving $3.00 per unit on the ITM Purchased Call Options;

•the trust paying $5.50 per unit on the OTM Written Put Options;

•the trust receiving $7.00 per unit on the ATM Purchased Put Options;

•no amounts being paid on the OTM Written Call Options (i.e. expiring worthless).

Understanding Your Investment	21

in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

Organization Costs. During the initial offering period, part of the value of the units represents an amount of cash deposited to pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, license fees required for the establishment of the trust under license agreements which provide for determination of the license fee amount at or before the end of the initial offering period of the trust, the initial fees and expenses of the trustee and the initial audit. Your trust will reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when the trust pays these costs.

Value of the Securities. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open (except on the trust’s inception date when we make the determination at the Initial Evaluation Time). We determine the value of the Options based on our good faith determination of the Options’ fair value. We generally determine the value of the Options based on the last quoted sale price for the Options where readily available and appropriate. In cases where the Options were not traded on the valuation date or where the evaluator determines that market quotations are unavailable or inappropriate, the value of the Options is based on the last asked or bid price in the over-the-counter market if available and appropriate. If market quotes, ask prices and bid prices are unavailable or inappropriate, each Option’s value is based on the evaluator’s good faith determination of the fair value of the Options at its reasonable discretion based on the following methods or any combination thereof whichever the evaluator deems appropriate: (a) on the basis of the current ask or bid price for comparable options, (ii) by determining the valuation of the Option on the ask or bid side of the market by appraisal or (iii) by any combination of the above.

How To Buy Units

You can buy units of a trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at www.AAMlive.com. The public offering price of units includes:

•the net asset value per unit plus

•cash to pay organization costs plus

•the sales fee.

The “net asset value per unit” is the value of the securities, cash and other assets in a trust reduced by the liabilities of a trust divided by the total units outstanding. In calculating the net asset value per unit, the values of the written Options are netted against the value of the purchased Options. We often refer to the public offering price of units as the “offer price” or “purchase price.” The offer price will be effective for all orders received prior to Initial Evaluation Time on the trust’s inception date and the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time) any day thereafter. If we receive your order prior to the Initial Evaluation Time on the trust’s inception date and the close of regular trading on the New York Stock Exchange any day thereafter or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after the Initial Evaluation Time on the trust’s inception date and after the close of regular trading on the New York Stock Exchange any day thereafter, if authorized financial professionals receive your order after that time or if orders are received by such persons and are not transmitted to us by the time that we designate, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us

22	Understanding Your Investment

initial offering period based on a $10.2272 public offering price per unit, which is the unit price on the day before the trust’s inception date. Since the transactional sales fee actually equals the difference between the total sales fee and the remaining creation and development fee, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies. The transactional sales fee does not include the creation and development fee which is described under “Fees and Expenses.” If you purchase units after the creation and development fee is paid, the secondary market transactional sales fee is equal to 1.85% of the public offering price per unit.

The fees and expenses table for the trust shows the sales fee calculation at a $10.00 public offering price per unit and the following examples illustrate the sales fee at prices below and above $10.00. If the public offering price per unit fell to $9.00, the maximum sales fee would be $0.1665 (1.85% of the public offering price per unit), which consists of a transactional sales fee of $0.1165 and a creation and development fee of $0.05. If the public offering price per unit rose to $11.00, the maximum sales fee would be $0.2035 (1.85% of the public offering price per unit), consisting of a transactional sales fee of $0.1535 and a creation and development fee of $0.05. The actual sales fee that may be paid by an investor may differ slightly from the sales fees shown herein due to rounding that occurs in the calculation of the public offering price and in the number of units purchased.

Reducing Your Sales Fee. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional’s responsibility to alert us of any discount when you order units. Except as expressly provided herein, you may not combine discounts. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amounts of the deferred sales fee and the creation and development fee, we will credit you the dif-

During the initial offering period such determination for the purchased Options is generally on the basis of ask prices and for the written Options is generally on the basis of bid prices. After the initial offering period ends, such determination for the purchased Options will generally be on the basis of bid prices and for the written Options will generally be on the basis of ask prices.

The ask side price generally represents the price at which dealers, market-makers or investors in the market are willing to sell a security and the bid side evaluation generally represents the price that dealers, market-makers or investors in the market are willing to pay to buy a security. The bid side evaluation is lower than the ask side evaluation. As a result of this pricing method, unitholders should expect a decrease in the net asset value per unit on the day following the end of the initial offering period equal to the difference between the current ask side evaluations and bid side evaluations of the Options.

We determined the initial prices of the securities shown under “Investment Summary—Portfolio” in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the Initial Evaluation Time or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

Transactional Sales Fee. You pay a fee in connection with purchasing units. We refer to this fee as the “transactional sales fee.” You pay the transactional sales fee at the time you buy units. The maximum sales fee equals 1.85% of the public offering price per unit at the time of purchase. The transactional sales fee is the difference between the total sales fee percentage (maximum of 1.85% of the public offering price per unit) and the remaining fixed dollar creation and development fee ($0.05 per unit during the initial offering period). The transactional sales fee equals 1.36% of the public offering price per unit during the

Understanding Your Investment	23

Employees. We waive the transactional sales fee for purchases made by officers, directors and employees (and immediate family members) of the sponsor and its affiliates. These purchases are not subject to the transactional sales fee but will be subject to the creation and development fee. We also waive a portion of the sales fee for purchases made by officers, directors and employees (and immediate family members) of selling firms except as otherwise provided herein. These purchases are made at the public offering price per unit less the applicable regular dealer concession. Immediate family members for the purposes of this paragraph include your spouse, children (including step-children) under the age of 21 living in the same household, and parents (including step-parents). These discounts apply to initial offering period and secondary market purchases. All employee discounts are subject to the policies of the related selling firm, including but not limited to, householding policies or limitations. Only officers, directors and employees (and their immediate family members) of selling firms that allow such persons to participate in this employee discount program are eligible for the discount.

Notwithstanding the above, we also waive a portion of the sales fee for purchases made by employees (including employee-related accounts according to Morgan Stanley’s account linking rules) of Morgan Stanley and its affiliates who purchase units through a Morgan Stanley Wealth Management brokerage account. These purchases are made at the public offering price per unit less the applicable regular dealer concession. These discounts apply to initial offering period and secondary market purchases. This employee discount is subject to the policies of Morgan Stanley.

Certain Self-Directed Brokerage Platforms. Purchases of units through E*TRADE and/or any other Morgan Stanley self-directed brokerage platform will be executed at the public offering price per unit less the applicable dealer concession. This discount applies during the initial offering period and in the secondary market.

ference between your total sales fee and these fixed dollar fees at the time you buy units.

Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts (“Fee Accounts”) periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units of the trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is “Wrap Fee Eligible”), then investors may be eligible to purchase units of the trust in these Fee Accounts that are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales fee you will pay as a percentage of a $10 public offering price per unit which is the unit price on the day before the trust’s inception date (the percentage will vary with the unit price).

Transactional sales fee	0.00%
Creation and development fee	0.50%
Total sales fee	0.50%

This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

24	Understanding Your Investment

Redeeming Units. Unitholders may also redeem units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The redemption price that a unitholder will receive for units is equal to the net asset value per unit, provided that unitholders will not pay any remaining creation and development fee or organization costs if they redeem units during the initial offering period. A redeeming unitholder will receive the net asset value for a particular day if the trustee receives the completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If a request is not received in a timely manner or is incomplete in any way, the unitholder will receive the next net asset value computed after the trustee receives your completed request.

If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take one business day). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any

Minimum Purchase. The minimum amount you can purchase of the trust appears under “Essential Information”, but such amounts may vary depending on your selling firm.

Retirement Accounts. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

How To Sell Your Units

You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at www.AAMlive.com or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the “liquidation price”. Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

Selling Units. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

Understanding Your Investment	25

purposes. The amount of any distributions will vary from time to time as trust expenses change or due to other factors.

Investors who purchase units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

Reports. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust’s activity and certain tax information at the sponsor’s website at AAMLive.com in the UIT Tax Center area and retrievable by CUSIP. You may also request a copy of the annual report to be sent to you by calling the sponsor at 1-877-858-1773. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

Investment Risks

All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that the trust will achieve its objective or that your investment return will be positive over any period.

Market Risk. Market risk is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market values fluctuate in response to various factors. These can include factors such as changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security. While the Options are individually related to the Market Reference Level, the return on the Options depends on the Market Reference Level at the close of the New York Stock Exchange on the Option Expiration Date. Even though we supervise your portfolio, you should remember that we other period that the Securities and Exchange Commission permits.

If we repurchase units, we may redeem such units. When the sponsor redeems units, it is eligible to receive either a cash payment or receive an in-kind distribution. If we receive an in-kind distribution, the trustee must follow certain requirements set forth in the trust agreement in connection with the redemption. The trust agreement provides that in these cases (1) we are an affiliated redeeming unitholder and will receive our proportionate share of the trust’s current net asset value (as all redeeming unitholders are entitled to receive), (2) the securities transferred must be valued in the same manner as they are valued for computing the net asset value, (3) neither we nor any other party with a pecuniary incentive to influence the transfer or distribution may select or influence the selection of the transferred securities, (4) the trust must distribute its proportionate share of every asset in the trust’s portfolio with limited exceptions, (5) the transfer or distribution cannot favor us to the detriment of any other unitholder and (6) the trustee will monitor each in-kind redemption for compliance with these requirements and maintain records for each transfer or distribution. No unitholder other than the sponsor is eligible to receive an in-kind distribution in connection with a unit redemption.

Distributions

Distributions. Although the trust does not intend to or anticipate making any distributions during the trust’s life, your trust will generally pay distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under “Essential Information” in the “Investment Summary” section of this prospectus. The trust is not intended to make distributions during its life. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year because it is structured as a “regulated investment company” for federal tax

26	Understanding Your Investment

to changes in value as the Market Reference Level rises or falls and also indirectly exposes the trust to the risks associated with the Market Reference and Underlying Index. The anticipated proceeds from of the Options is based on the Market Reference Level at the close of the New York Stock Exchange on the Option Expiration Date, and will be substantially determined by market conditions and the Market Reference Level and the value of the securities comprising the Market Reference as of such time. The Market Reference Level will fluctuate over time based on changes in the value of the Underlying Index and securities represented by the Market Reference which are subject to risks associated with investments in equity securities including changes in general economic conditions, expectations for future economic growth and corporate profits, interest rates and the supply and demand for securities.

Potential for Loss of Some or All of Your Investment. Your investment in the trust may result in a significant loss including the possibility of the loss of all of your initial investment.

Credit Risk. Credit risk is the risk that an issuer, guarantor or counter-party of a security in the trust is unable or unwilling to meet its obligation on the security. The OCC is guarantor and central counterparty with respect to the Options. As a result, the ability of the trust to meet its objective depends on the OCC being able to meet its obligations. Among other things, inflation, international unrest, the enactment of tariffs and other trade barriers, natural disasters, federal regulatory restrictions on U.S. corporate issuer investments in China and the spread of infectious disease and other public health crises, may adversely impact the ability of an issuer, guarantor or counterparty to meet its obligations when due.

Capped Return Risk. The intended returns for units purchased on the trust’s inception date and held for the life of the trust is based on the performance of the Market Reference and is subject to a capped amount of $12.06 per trust unit and may represent a return that is worse than do not manage your portfolio. The trust will not liquidate an asset solely because the market value falls as is possible in a managed fund. Market values of securities held by the trust may be impacted by significant events impacting the entire securities market (including international unrest, the enactment of tariffs and other trade barriers, natural disasters, federal regulatory restrictions on U.S. corporate issuer investments in China and the spread of infectious disease or other public health crises). Any of these factors may adversely impact market conditions and the performance of the securities in the portfolio and the trust.

Options Risk. The value of the Options will be affected by changes in the value of the Market Reference, the Underlying Index and its underlying securities, changes in interest rates, changes in the actual and perceived volatility of the stock market, the Market Reference, the Underlying Index and its underlying securities, and the remaining time to the Option Expiration Date, among other things. The value of the Options does not increase and decrease at the same rate as the Market Reference Level. However, as an option approaches its expiration date, its value is expected to increasingly move with the applicable reference. The written Options create an obligation for the trust. As a result, after the premium is received on the written Options, the written Options will reduce the value of your units. The trust may experience substantial downside from specific option contracts positions and option contract positions may expire worthless. The Options are intended to be liquidated on the Option Expiration Date, rather than be exercised, in order to avoid having the trust receive shares of the Market Reference Asset or be obligated to deliver shares of the Market Reference. As a result, the return actually realized on the Options upon liquidation could vary from the returns that would be realized if the Options were exercised based on the price of shares of the Market Reference as of the close of the market on the Option Expiration Date.

Market Reference Performance and Equity Risk. The Options contracts represent indirect positions in the Market Reference and are subject

Understanding Your Investment	27

initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the securities held by your trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on the trust or the trust’s investments.

Tax Risk. The trust intends to elect and to qualify each year to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The federal income tax treatment of the securities in which the trust may invest, including the Trust’s option strategy, may not be clear or may be subject to recharacterization by the Internal Revenue Service. It could be more difficult to comply with the tax requirements applicable to RICs if the tax characterization of investments or the tax treatment of the income from such investments were successfully challenged by the Internal Revenue Service. Any such failure to comply with the rules applicable to RICs could cause the trust to fail to qualify as such. To qualify and maintain its status as a RIC, the trust must meet certain income, diversification and distributions tests. For purposes of the diversification test, the identification of the issuer (or, in some cases, issuers) of a particular trust investment can depend on the terms and conditions of that investment. In particular, there is little or no published Internal Revenue Service guidance or case law on how to determine the “issuer” of certain derivatives that the Trust may enter into. Based upon the language in the legislative history, the trust intends to treat the issuer of an equity option as the referenced asset, and to treat any income it may derive from an equity option as “qualifying income” under the provisions of the Code applicable to RICs. In the case of Options, as the referenced asset, which, assuming the referenced asset qualifies as a RIC, treating the issuer as the referenced asset would allow the trust to count the Options as auto-

the performance of the Market Reference. Even if there are significant increases in the Market Reference Level, the amount you may receive is capped at $12.06 per trust unit. As a result, the trust may underperform the Market Reference and/or Underlying Index over the life of the trust. You may realize a return (including a loss) that is higher or lower than the intended returns as a result of redeeming units prior to the trust’s mandatory termination date and in various circumstances including where Options are otherwise liquidated by the trust prior to their expiration or maturity, if the trust is unable to maintain the proportional relationship of the Options based on the number of Option contracts in the trust’s portfolio if there are changes to the fractional per unit ownership interest of the Options or increases in potential expenses of the trust above estimated levels.

Buffered Loss Risk. There can be no guarantee that the trust will be successful in its strategy to buffer against Market Reference losses if the Market Reference level decreases by 15% or less. Unitholders may lose their entire investment. The trust’s strategy seeks to deliver returns that participate in the price return of the Market Reference (up to the cap), while covering the first 15% of downside losses, if units are bought on the day on which the trust enters into the Options and held until those Options expire on the Option Expiration Date. In the event an investor sells or redeems units prior to the expiration of the Options, the buffer that the trust seeks to provide may not be fully operational and unitholders may experience a loss. The trust does not provide principal protection or non-principal protection, and a unitholder may experience significant losses on its investment, including the loss of its entire investment.

Legislation Risk. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service could affect the value of the trust by changing the taxation or tax characterizations of the trust’s investments, or other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. Various legislative

28	Understanding Your Investment

that a liquid secondary trading market will exist for the Options. Trading in the Options may be less deep and liquid than certain other securities, including certain non-customized options. In a less liquid market for the Options, liquidating the Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. Further, in such markets the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the Options and your units.

Early Trust Termination. The trustee has the power to terminate the trust early in limited cases as described under “Understanding Your Investment—How Your Trust Works—Termination of Your Trust” including if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. If the trust terminates early, the trust may suffer losses and be unable to achieve its investment objective. This could result in a reduction in the value of units and result in a significant loss to investors.

Sale of Trust Property to Pay Trust Expenses. Cash deposited in the trust may be insufficient to satisfy the fees and expenses of the trust. If the cash balances are insufficient to provide for fees, expenses and other amounts payable by the trust, the trust may sell trust property to pay such amounts. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective.

No FDIC Guarantee. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

How Your Trust Works

Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created the trust under a trust agreement between Advisors Asset Management, Inc. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create matically diversified investments under the RIC diversification requirements. If the income is not qualifying income or the issuer of equity options, including Options. is not appropriately the referenced asset, the trust may not qualify, or may be disqualified, as a RIC. If the trust does not qualify as a RIC for any taxable year and certain relief provisions are not available, the trust’s taxable income will be subject to tax at the trust level and to a further tax at the shareholder level when such income is distributed.

The trust’s investments in offsetting positions with respect to the Market Reference may affect the character of gains or losses realized by the trust under the Code’s “straddle” rules and may increase the amount of short-term capital gain realized by the trust. Certain options the trust holds may not qualify as “Section 1256 contracts” under Section 1256 of the Code, and disposition of such options will likely result in short-term or long-term capital gains or losses depending on the holding period.

There is a risk that if the offsetting Options are held by a single person that the Internal Revenue Service may take the position that the Options, viewed together, should be treated as a single debt instrument for federal tax purposes. The result of such a position would be that the trust would fail the RIC diversification tests causing the RIC to be taxed as a C corporation, unless certain cure rights based upon reasonable cause may apply. The trust has obtained an opinion of tax counsel that the Options should not be collapsed into a single instrument. However, such an opinion is not binding upon the Internal Revenue Service or the courts.

Implied Volatility Risk. Implied volatility risk is the risk that the value of the Options may change with the implied volatility of the Market Reference and the securities comprising the Market Reference. No one can predict whether implied volatility will rise or fall in the future.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee

Understanding Your Investment	29

property in the portfolio or sell the securities or property and distribute the proceeds.

We may increase the size of your trust as we sell units. If we create additional units, we will seek to replicate the existing portfolio. If your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. Because the trusts pay the brokerage fees associated with the creation of new units and with the sale of securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust or the trustee which would financially benefit these firms and creates a potential conflict of interest.

Amending the Trust Agreement. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning 80% of the units in your trust may vote to change this agreement.

Termination of Your Trust. Your trust will terminate on the mandatory termination date set forth under “Essential Information” in the “Investment Summary” section of this prospectus or upon the earlier maturity, payment, redemption, sale or other liquidation of all of the securities in the portfolio. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. The trustee may terminate your trust is it fails to qualify as a “regulated investment company” for tax purposes. Investors owning 80% of your trust, we caused securities to be deposited with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

At the Initial Evaluation Time on your trust’s inception date, the number of units may be adjusted so that the trust’s net asset value per unit (as calculated under the “Statement of Financial Condition”) equals $10.00 per unit. The number of units and fractional interest of each unit in your trust will increase or decrease to the extent of any adjustment. To the extent we adjust the number of units and fractional interest of each unit in your trust, it will affect the fractional ownership interest per unit in the Options and it is likely that you will receive amounts that are higher or lower than the intended hypothetical returns set forth in this prospectus.

Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

•to pay expenses,

•to issue additional units or redeem units,

•in limited circumstances to protect the trust,

•to make required distributions or avoid imposition of taxes on the trust, or

•as permitted by the trust agreement.

When your trust sells securities, the composition and diversity of the securities in the portfolio may be altered. However, if the trustee sells securities to redeem units or pay trust expenses or sales fees, the trustee will do so, as nearly as practicable, on a pro rata basis. Your trust will generally reject any offer for securities or other property in exchange for the securities in its portfolio. If your trust receives securities or other property, it will either hold the securities or

30	Understanding Your Investment

personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

The sponsor or an affiliate may use the list of securities in the trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by the trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in the trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in the trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

The Trustee. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 240 Greenwich Street, 22W Floor, New York, NY 10286. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

How We Distribute Units. We sell units to the public through broker-dealers and other firms. These distribution firms each receive part of the sales fee when they sell units. During the initial offering period, the broker-dealer concession or agency commission for broker-dealers and other firms is 1.25% of the public offering price per unit at the time of the transaction. After the initial the units in your trust may also vote to terminate the trust early. The trustee will liquidate the trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of a trust would be reduced to less than 40% of the value of the securities at the time they were deposited in a trust. If this happens, we will refund any sales fee that you paid.

You will receive your final distribution within a reasonable time (generally within three days) following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

The Sponsor. The sponsor of the trust is Advisors Asset Management, Inc. We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact our unit investment trust division at 8080 East Central Avenue, Suite 180, Wichita, Kansas 67206 or by using the contacts listed on the back cover of this prospectus. AAM is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board (MSRB). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

Sun Life Financial Inc. holds an indirect majority interest in the sponsor’s parent company, AAM Holdings, Inc. Sun Life Financial Inc. is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional clients.

We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report

Understanding Your Investment	31

For a trust to be eligible for this additional Volume Concession A compensation, the trust’s prospectus must include disclosure related to the additional Volume Concession A compensation; a trust is not eligible for additional Volume Concession A compensation if the prospectus for such trust does not include disclosure related to the additional Volume Concession A compensation. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions subject to the policies of the related selling firm. Secondary market sales of all unit trusts are excluded for purposes of these volume concessions.

Any sales fee discount is borne by the broker-dealer or selling firm out of the broker-dealer concession or agency commission. We reserve the right to change the amount of compensation paid to selling firms from time to time. Some broker-dealers and other selling firms may limit the compensation they or their representatives receive in connection with unit sales. As a result, certain broker-dealers and other selling firms may waive or refuse payment of all or a portion of the regular concession or agency commission and/or volume concession described above and instruct the sponsor to retain such amounts rather than pay or allow the amounts to such firm.

We currently may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers and other firms who sell units of your trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or offering period, the broker-dealer concession or agency commission for secondary market transactions is equal to 1.25% of the public offering price per unit at the time of the transaction. No broker-deal concession or agency commission is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee.

Broker-dealers and other firms that sell units of certain unit investment trusts for which AAM acts as sponsor are eligible to receive additional compensation for volume sales. The sponsor offers two separate volume concession structures for certain trusts that are referred to as “Volume Concession A” and “Volume Concession B.” The trust offered in this prospectus is a Volume Concession A trust. Broker-dealers and other firms that sell units of any Volume Concession A trust are eligible to receive the additional compensation described below. Such payments will be in addition to the regular concessions paid to firms as set forth in the applicable trust’s prospectus and are paid out of AAM’s own assets.

The additional concession for sales in a calendar month is based on total initial offering period sales of all Volume Concession A trusts during the 12-month period through the end of the preceding calendar month as set forth in the following table:

Initial Offering Period Sales In Preceding 12 Months	Volume Concession
$25,000,000 but less than $100,000,000	0.035%
$100,000,000 but less than $150,000,000	0.050
$150,000,000 but less than $250,000,000	0.075
$250,000,000 but less than $1,000,000,000	0.100
$1,000,000,000 but less than $5,000,000,000	0.125
$5,000,000,000 but less than $7,500,000,000	0.150
$7,500,000,000 or more	0.175

We will pay these amounts out of our own assets within a reasonable time following each calendar month.

The volume concessions will be paid on units of all Volume Concession A trusts sold in the initial offering period, except as described below.

32	Understanding Your Investment

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status. The trust intends to qualify as a “regulated investment company” under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.

Tax Risk. The trust intends to treat any income it may derive from the Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the trust intends to treat the issuer of the Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the trust to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer recommended product list and access to an intermediary’s personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend our products, including your trust, over other products. These arrangements will not change the price you pay for your units.

We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into the trust is shown in the “Notes to Portfolio.”

Understanding Your Investment	33

contains a straddle, which would generally produce ordinary income or short-term capital gain. When a transaction sold as producing capital gains from certain types of investments, including straddles that create a return tied to the time value of money, the transaction may be treated as a conversion transaction, and all gain from the transaction may be treated as ordinary income.

Distributions. Although the trust does not intend to make any distributions during its life, the distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust’s distributions into three categories, ordinary income distributions, capital gains dividends and return of capital. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be currently taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Under the “Health Care and Education Reconciliation Act of 2010,” income from the trust may also be subject to a 3.8 percent “medicare tax”. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold of the Options is not appropriately the referenced asset, the trust could lose its own status as a RIC.

Regulated Investment Company Qualification Risk. To maintain its status as a RIC, the trust must distribute at least 90% of its investment company taxable income and at least 90% of its net tax-exempt interest income annually. In addition, to avoid a non-deductible excise tax, the trust must distribute at least 98% of its ordinary income and at least 98.2% of its capital gain net income. The trust has entered into option agreements with the same counterparty and taken the position that the option agreements are separate agreements. Under general tax principles, a RIC would not accrue income on separate option agreements during the term of the agreements. However, if the agreements are treated as one agreement, the trust might be required to accrue income currently during the term and make annual distributions of income. If the trust is required to accrue income but does not distribute the income to the investors, the trust may fail to qualify as a RIC. In addition, if the agreements are treated as one agreement, the trust may fail either or both of the RIC income and diversification tests. Separately, depending upon the circumstances, sales to fund redemptions could cause the trust to recognize income that the trust is required to distribute to maintain the trust’s RIC status and avoid the excise tax. Funding such distributions could require additional sales, which could require more distributions and affect the projected performance of the trust. Alternatively, if the trust only makes distributions to maintain its regulated investment company status and becomes subject to the excise tax, that could also affect the projected performance of the trust. In either case, the assets sold to fund redemptions, distributions or pay the excise tax will not be available to assist the trust in meeting its target outcome. If the trust fails to qualify as a RIC, it will be subject to tax as a C corporation.

Section 1258 Risk. Section 1258 of the Code requires the gain from conversion transactions to be recharacterized as ordinary income. The trust

34	Understanding Your Investment

imum marginal stated federal income tax rates. Capital gains may also be subject to the “medicare tax” described above.

An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations. If the Option contracts are collapsed into a single contract or if the gain on one or more of the Option contracts is greater than the gain that the trust would have recognized had the trust held the underlying referenced securities, all or a portion of the capital gain recognized by the trust may be recharacterized as ordinary income. In certain circumstances, an interest charge may also be applied.

Ordinary income dividends received by an individual unitholder from a regulated investment company such as the trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the trust itself. The trust’s Option strategy may limit the trust’s ability to distribute amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by the trust from certain corporations may be designated by the trust as being eligible for the dividends received deduction.

Sale Or Redemption Of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales fees. In some cases, however, you may have to adjust your tax basis after you purchase your units. If the Option contracts are collapsed into a single contract or if the gain on one or more of the Option contracts is greater than the gain that the trust would have recognized had the trust held the underlying referenced securities, all or a portion of the capital gain recognized by the trust may be recharacterized as ordinary income. In certain circumstances, an interest charge may also be applied.

An election may be available to you to defer recognition of capital gain if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal stated federal income tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some portion of your capital gains dividends may be subject to higher max-

Understanding Your Investment	35

Investments in Certain Non-U.S. Corporations. If the trust holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain non-U.S. corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. The trust will not be able to pass through to its unitholders any credit or deduction for such taxes. The trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

Non-U.S. Investors. If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your trust will be characterized as dividends for federal income tax purposes (other than dividends which your trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a non-U.S. investor from your trust that are properly reported by your trust as capital gain dividends may not be subject to U.S. federal income taxes, includ-

qualifying dividends. The trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates. However, to the extent the Options are fully offsetting positions, the ability of the fund to obtain long-term capital gain treatment may be reduced. Also, to the extent the gain on the Options exceeds the gain on the Market Reference, there is a risk that Section 1260 of the Internal Revenue Code will recharacterize such excess gain as ordinary income.

In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when your trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted. Unitholders who choose to redeem in-kind will incur transaction costs in liquidating securities received and such securities will be subject to market risk until sold.

Exchanges. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

Treatment of Trust Expenses. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. You may not be able to deduct some or all of these expenses.

Non-U.S. Tax Credit. If your trust invests in any non-U.S. securities, the tax statement that you receive may include an item showing non-U.S. taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

36	Understanding Your Investment

The sponsor will receive a fee from your trust for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This “creation and development fee” is a charge of $0.05 per unit. The trustee will deduct this amount from your trust’s assets as of the close of the initial offering period. Cash has been deposited to pay this amount. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval. Cash has been deposited to pay these amounts.

Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses and expenses incurred in contacting you. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from the cash deposited to pay these amounts but in some cases may sell securities to pay trust expenses.

ing withholding taxes, provided that your trust makes certain elections and certain other conditions are met. Distributions from your trust that are properly reported by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the trust makes certain elections and certain other conditions are met. Amounts paid to or recognized by a non-U.S. affiliate that are excluded from tax under the portfolio interest, capital gains dividends, short-term capital gains or exempt-interest dividend exceptions or applicable treaties, may be taken into consideration in determining whether a corporation is an “applicable corporation” subject to a 15% minimum tax on adjusted financial statement income.

In addition, distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. This withholding tax is also currently scheduled to apply to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Expenses

Your trust will pay various expenses to conduct its operations. The “Fees and Expenses” section of the “Investment Summary” in this prospectus shows the estimated amount of these expenses.

Understanding Your Investment	37

Other Matters

Legal Matters. Chapman and Cutler LLP acts as counsel for the trust and has given an opinion that the units are validly issued. Dorsey & Whitney LLP acts as counsel for the trustee.

Independent Registered Public Accounting Firm. Deloitte & Touche LLP, independent registered public accounting firm, audited the statement of financial condition and the portfolio in this prospectus.

Additional Information

This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

38	Understanding Your Investment

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Unitholders and the Sponsor, Advisors Asset Management, Inc., of Advisors Disciplined Trust 2322

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Advisors Disciplined Trust 2322, comprising:

• AAM MLT, Nasdaq-100® Buffered 15 Portfolio

(the “Trust”), including the portfolio, as of the opening of business on March 25, 2026 (Initial Date of Deposit), and the related notes. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial condition of the Trust as of the opening of business on March 25, 2026 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of Advisors Asset Management, Inc., the sponsor of the Trust. Our responsibility is to express an opinion on this statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by the Trust’s Sponsor, as well as evaluating the overall presentation of the statements of financial condition. Our procedures included confirmation of the cash or irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of securities, as shown in the statement of financial condition, as of the opening of business on March 25, 2026, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Denver, Colorado
March 25, 2026

We have served as the auditor of one or more investment companies sponsored by Advisors Asset Management, Inc. since 2024.

Understanding Your Investment	39

Advisors Disciplined Trust 2322 Statement of Financial Condition as of March 25, 2026

Investment in securities
Contracts to purchase purchased Options (1)(2)	$190,233
Cash (3)(4)	2,089
Total	$192,322
Liabilities and interest of investors
Liabilities:
Value of written Options (1)	$15,600
Organization costs (3)	666
Creation and development fee (4)	876
17,142
Interest of investors:
Cost to investors (5)	179,160
Less: sales fee (4)(5)	2,438
Less: organization costs and creation and development fee (3)(4)(5)	1,542
Net interest of investors	175,180
Total	$192,322

Number of units	17,518

Net asset value per unit	$10.0000

(1)The trust invests in a portfolio of Options. Aggregate cost of the securities is listed under the “Portfolio” and is based on their underlying value on the most recent business day prior to the trust’s Inception Date as determined by the evaluator.

(2)Cash or an irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $250,000 has been allocated to the trust, has been deposited with the trustee covering the funds necessary for the purchase of securities in the trust represented by purchase contracts.

(3)A portion of the public offering price represents an amount of cash sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $0.038 per unit for the trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust’s inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.

(4)The total sales fee consists of a transactional sales fee and a creation and development fee. The transactional sales fee is equal to the difference between the maximum sales fee and the creation and development fee. The maximum sales fee is equal to 1.85% of the public offering price. The creation and development fee is equal to $0.05 per unit. A portion of the public offering price per unit consists of an amount of cash to pay this fee.

(5)The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.

Contents

Investment Summary
A concise description of essential information about the portfolio

2Market Linked Trusts

2Investment Objective

2Principal Investment Strategy

5Graph of Hypothetical Total
Amount for Trust

6Who Should Invest

6Essential Information

6Fees and Expenses

7Principal Risks

10Portfolio

Understanding Your Investment
Detailed information to help you understand your investment

12Additional Information about the
Principal Investment Strategy

15Hypothetical Examples

21How to Buy Units

24How to Sell Your Units

25Distributions

25Investment Risks

28How Your Trust Works

32Taxes

36Expenses

37Other Matters

37Additional Information

38Report of Independent Registered
Public Accounting Firm

39Statement of Financial Condition

Where to Learn More
You can contact us for free information about this and other investments, including the Information Supplement	Visit us on the Internet http://www.AAMlive.com Call Advisors Asset Management, Inc. (877) 858-1773 Call The Bank of New York Mellon (800) 848-6468

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Section Washington, D.C. 20549
Visit:	http://www.sec.gov (EDGAR Database)
Call:	1-202-551-8090 (only for information on the operation of the Public Reference Section)
Refer to: Advisors Disciplined Trust 2322 Securities Act file number: 333-292872 Investment Company Act file number: 811-21056

AAM Mlt Nasdaq-100®
Buffered 15 Portfolio,
Series 2026-2

Prospectus

March 25, 2026

Advisors Disciplined Trust

Information Supplement for

AAM MLT, Buffered Portfolio Series

January 2026

Information Supplement

This Information Supplement provides additional information concerning Advisors Disciplined Trust unit investment trusts that have prospectuses dated on and after the date set forth above investing in exchange listed options seeking to provide enhanced returns based on the price performance of shares of a broad-based index tracking fund with a buffer, subject to a capped amount. This Information Supplement should be read in conjunction with the prospectus for a trust. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission for each applicable trust. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge at www.aamlive.com or by contacting your financial professional or Advisors Asset Management, Inc. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132 or at 8080 East Central Avenue, Suite 180, Wichita, Kansas 67206 or by calling (877) 858-1773. This Information Supplement is dated as of the date set forth above.

General Information

Each trust is one of a series of separate unit investment trusts (“UITs”) created under the name Advisors Disciplined Trust and registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Each trust was created as a common law trust on the initial date of deposit set forth in the prospectus for such trust under the laws of the state of New York. Each trust was created under a trust agreement among Advisors Asset Management, Inc. (as sponsor/depositor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

When a trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. Additional units of a trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts which will generally maintain the existing relationship among the number of options contracts in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the approximately same number of contracts of each option. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay any associated brokerage fees.

Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Objective and Policies

Each trust seeks to provide enhanced returns based on the performance of a broad-based index tracking fund (the “Market Reference”) with a buffer, subject to a capped amount. The prospectus for each trust provides additional information regarding each trust’s objective and investment strategy.

Each trust is a UIT and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the applicable trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. Each trust agreement provides that the sponsor may direct the trustee to sell, liquidate or otherwise dispose of securities in the trust at such price and time and in such manner as shall be determined by the sponsor, provided that the supervisor has determined, if appropriate, that any one or more of the following conditions exist with respect to such securities: (i) that there has been a default in the payment of dividends, interest, principal or other payments, after declared and when due and payable; (ii) that any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of dividends, interest, principal or other payments on securities after declared and when due and payable, or that there exists any legal question or impediment affecting such securities or the payment of dividends, interest, principal or other payments from the same; (iii) that there has occurred any breach of covenant or warranty in any document relating to the issuer of the securities which would adversely affect either immediately or contingently the payment of dividends, interest, principal or other payments on the securities, or the general credit standing of the issuer or otherwise impair the sound investment character of such securities; (iv) that there has been a default in the payment of dividends, interest, principal, income, premium or other similar payments, if any, on any other outstanding obligations of the issuer of such securities; (v) that the price of the security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor, as evidenced in writing to the trustee, the retention of such securities would be detrimental to the trust and to the interest of the unitholders; (vi) that all of the securities in the trust will be sold pursuant to termination of the trust; (vii) that such sale is required due to units tendered for redemption; (viii) that there has been a public tender offer made for a security or a merger or acquisition is announced affecting a security, and that in the opinion of the supervisor the sale or tender of the security is in the best interest of the unitholders; (ix) if the trust is designed to be a grantor trust for tax purposes, that the sale of such securities is required in order to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes; (x) if the trust has elected to be a regulated investment company (a “RIC”) for tax purposes, that such sale is necessary or advisable (a) to maintain the qualification of the trust as a RIC or (b) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on the trust or on undistributed income in the trust; (xi) that as result of the ownership of the security, the trust or its unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in section 1297(a) of the Internal Revenue Code; or (xii) that such sale is necessary for the trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time. The trustee may also sell securities, designated by the supervisor, from a trust for the purpose of the payment of expenses. In the event a security is sold as a direct result of serious adverse credit factors affecting the issuer of such security and a trust is a RIC for tax purposes, then the sponsor may, if permitted by applicable law, but is not obligated, to direct the reinvestment of the proceeds of the sale of such security in any other securities which meet the criteria necessary for inclusion in such trust on the initial date of deposit.

If the trustee is notified at any time of any action to be taken or proposed to be taken by holders of the portfolio securities, the trustee will notify the sponsor and will take such action or refrain from taking any action as the sponsor directs and, if the sponsor does not within five business days of the giving of such notice direct the trustee to take or refrain from taking any action, the trustee will take such reasonable action or refrain from taking any action so that the securities are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such securities that are held by owners other than the trust. Notwithstanding the foregoing, in the event that the trustee shall have been notified at any time of any action to be taken or proposed to be taken by holders of shares of any registered investment company, the trustee will thereupon take such reasonable action or refrain from taking any action with respect to the fund shares so that the fund shares are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such fund shares that are held by owners other than the related trust.

In the event that an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject such offer, provided that in the case of a trust that is a RIC for tax purposes, if an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will at the direction of the sponsor, vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by a trust), any securities, cash and/or property received will be deposited into the trust and will be promptly sold, if securities or property, by the trustee pursuant to the sponsor’s direction, unless the sponsor advises the trustee to keep such securities, cash or property. The sponsor may rely on the supervisor in so advising the trustee.

Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of the trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in a prospectus or in a trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract (“Failed Securities”), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities (“Replacement Securities”) to make up the original corpus of such trust.

The Replacement Securities must be securities as originally selected for deposit in a trust or, in the case of a trust that is a RIC for tax purposes, securities which the sponsor determines to be similar in character as the securities originally selected for deposit in the trust and the purchase of the Replacement Securities may not adversely affect the federal income tax status of the trust. The Replacement Securities must be purchased within thirty days after the deposit of the Failed Security. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next distribution date which is more than thirty days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. The trustee will not be liable or responsible in any way for depreciation or loss incurred by reason of any purchase made pursuant to, or any failure to make any purchase of Replacement Securities. The sponsor will not be liable for any failure to instruct the trustee to purchase any Replacement Securities, nor shall the trustee or sponsor be liable for errors of judgment in connection with Failed Securities or Replacement Securities.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders of the related trust and the trustee will distribute the cash attributable to such Failed Securities not more than thirty days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of a trust. In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

Risk Factors

An investment in units of a trust may be subject to some or all of the risks described below. In addition, you should carefully review the objective, strategy and risk of the trust as described in the prospectus and consider your ability to assume the risks involved before making an investment in a trust.

Market Risk. Market risk is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market values fluctuate in response to various factors. These can include factors such as changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security. While the Options are individually related to the Market Reference Level, the return on the Options depends on the Market Reference Level at the close of the New York Stock Exchange on the Option Expiration Date. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not liquidate an asset solely because the market value falls as is possible in a managed fund. Market values of securities held by your trust may be impacted by significant events impacting the entire securities market. Examples of such significant events include international unrest, the enactment of tariffs and other trade barriers, natural disasters, federal regulatory restrictions on U.S. corporate issuer investments in China and the spread of infectious disease and other public health crises which may adversely impact market conditions and the performance of the securities in the portfolio and your trust.

Options Risk. The use of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The option contracts utilized by the Fund are FLexible EXchange® Options (the “Options”), which are listed on the Chicago Board Options Exchange a. The Options are customizable exchange-traded option contracts that are guaranteed for settlement by the Options Clearing Commission (the “OCC”). The value of the Options will be affected by changes in the value of the Market Reference, the underlying index and its underlying securities, changes in interest rates, changes in the actual and perceived volatility of the stock market, the Market Reference, the underlying index and its underlying securities, and the remaining time to the Option Expiration Date, among other things. The value of the Options does not increase and decrease at the same rate as the Market Reference Level. However, as an option approaches its expiration date, its value is expected to increasingly move with the applicable reference. The written Options create an obligation for a trust. As a result, after the premium is received on the written Options, the written Options will reduce the value of your units. A trust may experience substantial downside from specific option contracts positions and option contract positions may expire worthless. There can be no assurance that a liquid market for the Options will exist when the trust seeks to close out its Options. Reasons for the absence of a liquid secondary market on an exchange may include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen of an exchange or the OCC may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the OCC as a result of trades on that exchange would continue to be exercisable in accordance with their terms. The Options are intended to be liquidated on the Option Expiration Date, rather than be exercised, in order to avoid having a trust receive shares of the Market Reference or be obligated to deliver shares of the Market Reference. As a result, the return actually realized on the Options upon liquidation could vary from the returns that would be realized if the Options were exercised based on the price of shares of the Market Reference as of the close of the market on the Option Expiration Date.

Market Reference Performance and Equity Risk. The Options contracts represent indirect positions in the Market Reference and are subject to changes in value as the Market Reference Level rises or falls. The anticipated proceeds from the Options is based on the Market Reference Level at the close of the New York Stock Exchange on the Option Expiration Date, and will be substantially determined by market conditions and the Market Reference Level and the value of the securities comprising the Market Reference as of such time. The Market Reference Level will fluctuate over time based on changes in the value of the underlying index. By virtue of its investments in the components of the underlying index, the Market Reference is subject to risks associated with investments in equity securities, including changes in general economic conditions, expectations for future economic growth and corporate profits, interest rates and the supply and demand for securities.

Potential for Loss of Some or All of Your Investment. Your investment in a trust may result in a significant loss including the possibility of the loss of all of your initial investment.

Credit Risk. Credit risk is the risk that an issuer, guarantor or counterparty of a security in a trust is unable or unwilling to meet its obligation on the security. The OCC is guarantor and central counterparty with respect to the Options. As a result, the ability of a trust to meet its objective depends on the OCC being able to meet its obligations. Among other things, inflation, interest rate changes, related regulatory consequences to corporate debt issuers, international unrest, the enactment of tariffs and other trade barriers, natural disasters, federal regulatory restrictions on U.S. corporate issuer investments in China and the spread of infectious diseases and other public health crises, may adversely impact the ability of borrowers to make principal or interest payments on securities, when due.

Capped Return Risk. The intended returns for units purchased on a trust’s inception date and held for the life of the trust is based on the performance of the Market Reference and is subject to a capped amount and may represent a return that is worse than the performance of the Market Reference. Even if there are significant increases in the Market Reference Level, the amount you may receive is capped. As a result, the trust may underperform the Market Reference and/or underlying index over the life of the trust. You may realize a return (including a loss) that is higher or lower than the intended returns as a result of redeeming units prior to a trust’s mandatory termination date and in various circumstances including where Options are otherwise liquidated by the trust prior to their expiration or maturity, if the trust is unable to maintain the proportional relationship of the Options based on the number of Option contracts in the trust’s portfolio or increases in potential expenses of the trust above estimated levels.

Buffered Loss Risk. There can be no guarantee that the trust will be successful in its strategy to buffer against Market Reference losses and unitholders may lose their entire investment. The trust’s strategy is designed for unitholders who purchase units on the day on which the trust enters into the Options and are held until those Options expire. In the event an investor sells or redeems units prior to the expiration of the Options, the buffer that the trust seeks to provide may not be fully operational and unitholders may experience a loss. The trust does not provide principal protection or non-principal protection, and a unitholder may experience significant losses on its investment, including the loss of its entire investment.

Legislation Risk. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service could affect the value of a trust by changing the taxation or tax characterizations of the trust’s investments, or other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the securities held by a trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on a trust or a trust’s investments.

Implied Volatility Risk. Implied volatility risk is the risk that the value of the Options may change with the implied volatility of the Market Reference and the securities comprising the Market Reference. No one can predict whether implied volatility will rise or fall in the future.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid secondary trading market will exist for the Options. Trading in the Options may be less deep and liquid than certain other securities, including certain non-customized options. In a less liquid market for the Options, liquidating the Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. Further, in such markets the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the Options and your units.

Early Trust Termination. The trustee has the power to terminate your trust early in limited cases as described under “Understanding Your Investment—How Your Trust Works—Termination of Your Trust” including if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. If a trust terminates early, the trust may suffer losses and be unable to achieve its investment objective. This could result in a reduction in the value of units and result in a significant loss to investors.

Sale of Trust Property to Pay Trust Expenses. Cash deposited in a trust may be insufficient to satisfy the fees and expenses of the trust. If the cash balances are insufficient to provide for fees, expenses and other amounts payable by a trust, the trust may sell trust property to pay such amounts. These sales may result in losses to unitholders and the inability of a trust to meet its investment objective.

No FDIC Guarantee. An investment in a trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Additional Deposits. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay the associated brokerage fees and other acquisition costs.

Administration of the Trust

Distributions to Unitholders. Income received by a trust, if any, is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. A trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a RIC for federal tax purposes. Unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the related trust. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed on each distribution date or shortly thereafter to unitholders of record on the preceding record date, provided that the trustee is not required to make a distribution from the Capital Account unless the amount available for distribution is at least $1.00 per 100 units. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. Notwithstanding the foregoing, if a trust is designed to be a grantor trust for tax purposes, the trustee is not required to make a distribution from the Income Account or the Capital Account unless the total cash held for distribution equals at least 0.1% of the trust’s net asset value as determined under the trust agreement, provided that the trustee is required to distribute the balance of the Income Account and Capital Account on the distribution date occurring in December of each year. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to the unitholders of a trust as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholders’ pro rata share of the available balance of the Income Account of the trust after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate.

General. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

The trustee will periodically deduct from the Reserve Account of a trust and, to the extent funds are not sufficient therein, from the Income Account, and to the extent funds are not sufficient therein, from the Capital Account of the trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of the related trust’s assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

Statements to Unitholders. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of a trust are required to be audited annually, at the related trust’s expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit is not required. The accountants’ report for any audit will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the last business day of each calendar year, the trustee shall furnish to each person who at any time during such calendar year was a unitholder of a trust a statement, covering such calendar year, setting forth for such trust:

(A)          As to the Income Account:

(1)          the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

(2)          the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;

(3)          the deductions, if any, from the Income Account for payment into the Reserve Account;

(4)          the deductions for applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

(5)          the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any;

(6)          the deductions for payment of the sponsor’s expenses of maintaining the registration of the trust units, if any;

(7)          the aggregate distributions to unitholders; and

(8)          the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

(B)          As to the Capital Account:

(1)          the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

(2)          the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;

(3)          the deductions, if any, from the Capital Account for payments into the Reserve Account;

(4)          the deductions for payment of applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

(5)          the deductions for payment of the sponsor’s expenses of organizing the trust;

(6)          the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

(7)          the deductions for payment of deferred sales charge and creation and development fee, if any;

(8)          the deductions for payment of the sponsor’s expenses of maintaining the registration of the trust units, if any;

(9)          the aggregate distributions to unitholders; and

(10)          the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

(C)          The following information:

(1)          a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

(2)          the number of units outstanding on the last business day of such calendar year;

(3)          the unit value based on the last trust evaluation of such trust made during such calendar year; and

(4)          the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

The trustee may furnish such statement by posting it to a website that is set forth in the trust’s prospectus (which may be a publicly available website). A unitholder may request delivery of such statement by contacting the sponsor at the applicable phone number in the trust’s prospectus.

Rights of Unitholders. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the trust, nor otherwise affect the rights, obligations and liabilities of the parties to the applicable trust agreement. By purchasing units of a trust, each unitholder expressly waives any right he may have under any rule of law, or the provisions of any statute, or otherwise, to require the trustee at any time to account, in any manner other than as expressly provided in the applicable trust agreement, in respect of the portfolio securities or moneys from time to time received, held and applied by the trustee under the trust agreement. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the related trust agreement or termination of the trust.

Amendment. Each trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to change any provision required by the Securities and Exchange Commission (the “SEC”) or any successor governmental agency, (iii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iv) to make such amendments as may be necessary (a) for a trust to continue to qualify as a RIC for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent a trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a RIC under the United States Internal Revenue Code of 1986, as amended. A trust agreement may not be amended, however, without the consent of all unitholders of the related trust then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition thereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. A trust agreement may not be amended so as to reduce the interest in the trust represented by units without the consent of all affected unitholders.

Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee nor their respective successors may consent to any other amendment, change or modification of a trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 80% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of a trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders of the trust as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the related trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless a trust has elected to be taxed as a RIC for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of a trust of the substance of any such amendment to the trust agreement for such trust.

Termination. Each trust agreement provides that the related trust shall terminate upon the maturity, redemption, sale or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the trust’s mandatory termination date. If the value of a trust shall be less than 40% of the total value of securities deposited in the trust during the initial offering period, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 80% of the units thereof then outstanding. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units of the trust the entire sales charge paid by such purchaser.

Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus for a trust, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust’s termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

Within a reasonable period after termination, the trustee will sell any securities remaining in a trust not segregated for in kind distribution. After paying all expenses and charges incurred by a trust, the trustee will distribute to unitholders thereof their pro rata share of the balances remaining in the Reserve, Income and Capital Accounts of the trust.

The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 240 Greenwich Street, 22W Floor, New York, NY 10286, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

Under each trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. If the trustee merges or is consolidated with another entity, the resulting entity shall be the successor trustee without the execution or filing of any paper instrument or further act.

The trustee or successor trustee must deliver a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee’s performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days’ prior written notice, may remove the trustee and appoint a successor trustee by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be delivered to each unitholder by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Sponsor. The sponsor of each trust is Advisors Asset Management, Inc. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor’s headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact Advisors Asset Management, Inc. at 8080 East Central Avenue, Suite 180, Wichita, Kansas 67206 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”), and a registrant of the Municipal Securities Rulemaking Board (“MSRB”).

Under each trust agreement, the sponsor may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the trustee. If the sponsor merges or is consolidated with another entity, the resulting entity shall be the successor sponsor without the execution or filing of any paper instrument or further act.

If at any time the sponsor shall resign or fail to undertake or perform any of the duties which by the terms of a trust agreement are required by it to be undertaken or performed, or the sponsor shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the sponsor or of its property shall be appointed, or any public officer shall take charge or control of the sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC, (b) terminate the trust agreement and liquidate the related trust as provided therein, or (c) continue to act as trustee without appointing a successor sponsor and receive additional compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC.

The Evaluator and Supervisor. Advisors Asset Management, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee may appoint a successor having qualifications and at a rate of compensation satisfactory to the sponsor or, if the appointment is made by the trustee, the trustee. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be delivered by the trustee to each unitholder.

Limitations on Liability. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to any trust or unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, or for depreciation or loss incurred by reason of the purchase or sale of securities, provided, however, that such parties will not be protected against any liability to which they would otherwise be subjected by reason of their own willful misfeasance, bad faith or gross negligence in the performance of their duties or its reckless disregard for their duties under the trust agreement. Each trust will indemnify, defend and hold harmless each of the sponsor, supervisor and evaluator from and against any loss, liability or expense incurred in acting in such capacity (including the cost and expenses of the defense against such loss, liability or expense) other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the applicable trust agreement. Such parties are not under any obligation to appear in, prosecute or defend any legal action which in their opinion may involve them in any expense or liability. The trustee will be indemnified by each trust and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability in the premises.

The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

Expenses of the Trust. The sponsor may receive a fee from your trust for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this “creation and development fee” is set forth in the prospectus. The trustee will deduct this amount from your trust’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

For services performed under a trust’s trust agreement the trustee shall be paid a fee at an annual rate in the amount per unit set forth in such trust agreement. The trustee shall charge a pro-rated portion of its annual fee at the times specified in such trust agreement, which pro-rated portion shall be calculated on the basis of the largest number of units in such trust at any time during the initial offering period. After the initial offering period has terminated, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the initial offering period, as appropriate. The annual trustee fee shall be prorated for any calendar year in which the trustee provides services during less than the whole of such year. The trustee may from time to time adjust its compensation as set forth in the trust agreement provided that total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled “All Services Less Rent of Shelter” or similar index, if such index should no longer be published. The consent or concurrence of any unitholder shall not be required for any such adjustment or increase. Such compensation shall be calculated and paid in installments by the trustee against the Reserve, Income and Capital Accounts of each trust; provided, however, that such compensation shall be deemed to provide only for the usual, normal and proper functions undertaken as trustee pursuant to the trust agreement. The trustee shall also charge the Reserve, Income and Capital Accounts of each trust for any and all expenses and disbursements incurred as provided in the trust agreement.

As compensation for portfolio supervisory services in its capacity as supervisor, evaluation services in its capacity as evaluator and for providing bookkeeping and other administrative services of a character described in Section 26(a)(2)(C) of the Investment Company Act, the sponsor shall be paid an annual fee in the amount per unit set forth in the trust agreement for a trust. The sponsor shall receive a pro-rated portion of its annual fee from the trustee upon receipt of an invoice by the trustee from the sponsor, upon which, as to the cost incurred by the sponsor of providing such services the trustee may rely. Such fee shall be calculated on the basis of the largest number of units in such trust at any time during the initial offering period. After the initial offering period has terminated, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the initial offering period, as appropriate. Such annual fee shall be prorated for any calendar year in which the sponsor provides services during less than the whole of such year, but in no event shall such compensation when combined with all compensation received from a trust for providing such services in any calendar year exceed the aggregate cost to the sponsor for providing such services, in the aggregate. Such compensation may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled “All Services Less Rent of Shelter” or similar index, if such index should no longer be published. The consent or concurrence of any unitholder shall not be required for any such adjustment or increase. Such compensation shall be charged against the Reserve, Income and/or Capital Accounts of a trust.

The following additional charges are or may be incurred by a trust in addition to any other fees, expenses or charges described in the prospectus: (a) fees for the trustee’s extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part arising out of or in connection with the acceptance or administration of the trust; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or its reckless disregard of its obligations and duties under the trust agreement; (g) indemnification of the supervisor for any loss, liability or expense incurred in acting as supervisor of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement; (h) indemnification of the evaluator for any loss, liability or expense incurred in acting as evaluator of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement; (i) expenditures incurred in contacting unitholders upon termination of the trust; and (j) license fees for the right to use trademarks and trade names, intellectual property rights or for the use of databases and research owned by third-party licensors. The sponsor is authorized to obtain from Mutual Fund Quotation Service (or similar service operated by The Nasdaq Stock Market, Inc. or its successor) a UIT ticker symbol for each trust and to contract for the dissemination of the unit prices through that service. A trust will bear any cost or expense incurred in connection with the obtaining of the ticker symbol and the dissemination of unit prices. A trust may pay the costs of updating its registration statement each year. All fees and expenses are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Reserve, Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders.

Each trust will pay the costs of organizing the trust. These costs may include, but are not limited to, the cost of the initial preparation and typesetting of the registration statement, prospectuses (including preliminary prospectuses), the trust agreement and other documents relating to the applicable trust, SEC and state blue sky registration fees, the costs of the initial valuation of the portfolio and audit of a trust, the costs of a portfolio consultant, if any, one-time license fees, if any, the initial fees and expenses of the trustee, and legal and other out-of-pocket expenses related thereto but not including the expenses incurred in the printing of prospectuses (including preliminary prospectuses), expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses. Cash has been deposited to pay the costs of organization, but to the extent such cash is insufficient, a trust may sell securities to reimburse the sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of the units will decline when a trust pays these costs.

Portfolio Transactions and Brokerage Allocation

When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust’s portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including the sponsor or brokers which may be affiliated with the trust, the sponsor, the trustee or dealers participating in the offering of units.

Undertakings

1.	Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the “Commission”) such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.
2.	Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to Rule 484 under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Contents of Registration Statement

This Amendment to the Registration Statement comprises the following:

The facing sheet

The prospectus and information supplement

The signatures

The consents of independent pricing agent, independent auditors and legal counsel

The following exhibits:

1.1	Trust Agreement.
1.1.1	Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1670 (File No. 333-210025) as filed on May 6, 2016.
1.2	Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.
1.3	Bylaws of Advisors Asset Management, Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.
1.5	Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

2.2	Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1853 (File No. 333-221628) as filed on February 21, 2018.

3.1	Opinion and consent of counsel as to legality of securities being registered.

3.3	Opinion of counsel as to the Trustee and the Trust.
4.1	Consent of initial evaluator.
4.2	Consent of independent registered public accounting firm.
6.1	Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 2275 (File No. 333-285497) as filed on May 9, 2025.
7.1	Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 2303 (File No. 333-288930) as filed on December 2, 2025.

Signatures

The Registrant, Advisors Disciplined Trust 2322, hereby identifies Matrix Unit Trust, Series 1, Series 2, Series 3, Series 4, Series 5 and Series 8; Advisor’s Disciplined Trust, Series 10, Series 11 and Series 13; Advisor’s Disciplined Trust 23 and 40; and Advisors Disciplined Trust 256, 318, 404, 459, 460, 518, 533, 544, 560, 588, 595, 610, 625, 677, 678, 699, 731, 782, 785, 803, 814, 820, 830, 834, 833, 839, 847, 854, 855, 862, 863, 867, 879, 880, 888, 891, 897, 901, 910, 911, 931, 932, 936, 938, 949, 952, 967, 980, 981, 982, 990, 1000, 1006, 1015, 1049, 1102, 1146, 1198, 1258, 1309, 1341, 1516, 1609, 1682, 1828, 1856, 1865, 1884, 1900, 1921, 1937, 1951, 1968, 1986, 2011, 2025, 2035, 2040, 2054, 2067, 2082, 2094, 2122, 2134, 2151, 2166, 2181, 2193, 2209, 2225, 2233, 2238, 2242, 2244, 2249, 2261, 2266, 2268, 2274, 2289, 2299, 2303, 2306, 2318 and 2326 for purposes of the representations required by Rule 487 and represents the following:

(1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 2322 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on March 25, 2026.

Advisors Disciplined Trust 2322

By Advisors Asset Management, Inc., Depositor

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on March 25, 2026 by the following persons in the capacities indicated.

SIGNATURE	TITLE

Christopher T. Genovese	Director of Advisors Asset	)
	Management, Inc.	)

Bart P. Daniel	Director of Advisors Asset	)
	Management, Inc.	)

Clifford D. Corso	Director of Advisors Asset	)
	Management, Inc.	)

Matt Lloyd	Director of Advisors Asset	)
	Management, Inc.	)

Jeffery Opie	Executive Vice President,	)
	Chief Financial Officer of	)
	Advisors Asset Management, Inc.	)

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Attorney-in-Fact*

*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.